8 January 2003

Stephanie Daveson/Kirsten Lewis

Facsimile:  (07) 3228 9444
Telephone:  (07) 3228 9860
Email: Kirsten_Lewis@corrs.com.au
Our ref: SD/KL/JUPI3631-7524454

JUPITERS LIMITED - TAKEOVER BID FOR BREAKWATER ISLAND TRUST

We act for Jupiters Limited ACN 010 741 045 ("Jupiters") in relation to a takeover bid by Jupiters for all of the units in Breakwater Island Trust ARSN 092 774 260 ("Breakwater").

Jupiters has satisfied the requirements of paragraph 661A(1)(b) of the Corporations Act 2001 in that Jupiters and its associates:

- Have relevant interests in at least 90% (by number) of the units in Breakwater; and

- Have acquired at least 75% (by number) of the units in Breakwater that Jupiters offered to acquire under the takeover bid.

Jupiters proposes to compulsorily acquire the remaining units in Breakwater pursuant to section 661A of the Corporations Act 2001. Pursuant to subsection 661B(1)(d), we enclose on behalf of Jupiters a copy of the notice of compulsory acquisition (ASIC form 6021) that was lodged with ASIC today.

A notice in the same form will be sent to each holder of the units to be acquired except that each unitholder's name and address will replace the reference to a "unitholder of Breakwater Island Trust".


Yours  faithfully
CORRS  CHAMBERS  WESTGARTH


STEPHANIE  DAVESON
Senior  Associate

ENCL


ASIC registered agent number: 1608
lodging party or agent name: Corrs Chambers Westgarth office, level, building name OR PO Box no.: Waterfront Place street number & name: 1 Eagle Street suburb/city: BRISBANE QLD 4000 telephone: (07) 3228 9333
facsimile: (07) 3228 9444
DX number: DX: 135 BRISBANE
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Australian Securities & Investments Commission

Form 6021 Corporations Act 2001 661B(1)(a)

Notice of COMPULSORY ACQUISITION FOLLOWING TAKEOVER BID
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To   Unitholder  of  Breakwater  Island  Trust

Units of Breakwater Island Trust ARSN 092 774 260  ("Breakwater")

1. Under an Off MarketBid offers were made by Jupiters Limited ACN 010 741 045 ("Jupiters") in respect of the acquisition of units in Breakwater. The offers closed on 27 December 2002.

2. You are, or are entitled to be, registered as the holder of units in respect of which an offer was made, but have not accepted the takeover offer.

3. Jupiters hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that Jupiters has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your units and desires to acquire those units.

4. Under section 661D of the Act, you have the right, by notice in writing given to Jupiters within one month after this notice is lodged with ASIC, to ask Jupiters for a written statement of the names and addresses of everyone else Jupiters has given this notice to.

5. You are entitled, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, by notice in writing to Jupiters, to elect which of the following forms of consideration will apply to the acquisition of your units:

     (a) $0.37 cash for each unit in Breakwater; or
     (b) two Jupiters shares for every 31 units in Breakwater you hold.

If you do not elect which of the alternate forms of consideration will apply to the acquisition of your units, the form of consideration that will apply will be cash.

6. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the units not be compulsorily acquired.

7. Jupiters is entitled and bound to acquire the units on the terms that applied under the takeover bid immediately before the end of the offer period.

8. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of this notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, Jupiters must comply with paragraph 7 of this notice.

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Signature

print name Laurence Martin Carsley
capacity Company Secretary
SIGN HERE
date 8 January 2003